Corrected Order

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 4, 2011
(correcting order dated May 12, 2006)

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Lexicon Genetics, Inc.
File No. 0-30111 – CF#17269

Lexicon Genetics, Inc. (now known as Lexicon Pharmaceuticals, Inc.) submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from an Exhibit to a Form 10-Q filed on July 29, 2005.

Based on representations by Lexicon Genetics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time periods specified:

Exhibits 10.1	through March 31, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

L. Jacob Fien-Helfman
Special Counsel